Exhibit 99.1

QIWI Announces Financial Results for the First Half Year 2024

NICOSIA, CYPRUS – December 19, 2024 – QIWI plc (AIX and MOEX: QIWI) (“QIWI” or the “Company”), an innovative provider of cutting-edge payment and financial services, today announced its financial results for the first half of the year ended June 30, 2024.

1H 2024 key operating and financial highlightsi,ii

	1H 2023	1H 2024
	USD thsd. (recalc.)iii	USD thsd.	YoY
Consolidated Group results, Continuing operations
Revenue	41,464	22,540	(45.6)%
Net Revenue	17,661	11,960	(32.3)%
Payment Volume, billion	1.5	0.6	(57.0)%
Net Revenue Yield	1.18%	1.86%	0.68	p.p.
Adjusted EBITDA	11,525	(4,867)	(142.2)%
Adjusted EBITDA margin	65.3%	(40.7)%	(106.0	)p.p.
(Loss) / Profit for the period	23,086	(34,610)	(249.9)%
Adjusted Net (Loss) / Profit	10,314	(5,656)	(154.8)%
Adjusted Net (loss) / profit margin	58.4%	(47.3)%	(105.7	)p.p.

(i) Effective from January 1, 2024 the Company has adopted the change in functional currency from Russian ruble to US Dollar. The change in functional currency has been accounted for prospectively in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates. For comparative purpose, the consolidated statement of comprehensive income for the six-month period ended June 30, 2023 includes adjustment to reflect the change in the presentation currency to US Dollars, which is a change in accounting policy. Income and expenses were recalculated at exchange rates at the dates of transactions.

(ii) Along with the change in the functional currency, the Company has changed the presentation currency of interim condensed consolidated financial statements. Effective from January 1, 2024, the Group has adopted the US Dollar as presentation currency, replacing the Russian ruble which was used up until December 31, 2023.

(iii) Amounts do not correspond with the previously presented due to change in presentation currency.

Key events during and after the reported period

•	On January 19, 2024, QIWI entered into an agreement to sell its Russian operations (the “Transaction”)[1]. For more details and information regarding the Transaction and related risk factors please see QIWI’s 2023 Annual Report on Form 20-F2.

1 https://qiwi.global/news-and-events/press-releases/4108581/

2 https://qiwi.global/results-and-reports/sec-filings/4264537

•	On February 21, 2024, the banking license of the former subsidiary JSC QIWI Bank was revoked, which had certain implications on the Company’s business.[3]

•	On June 17, 2024, QIWI announced the receipt of resignation notice from its depositary, The Bank of New York Mellon[4].

•	On August 8, 2024, QIWI announced changes to the Board of Directors.[5]

•	On August 27, 2024, QIWI announced results of 2024 Annual General Meeting held on August 27, 2024.[6]

•	On September 6, 2024, QIWI announced listing of its ADSs on the Astana International Exchange.[7]

•	On September 16, 2024, QIWI announced the delisting of its ADSs from the NASDAQ Stock Exchange.[8]

•	On May 21, 2024[9] and August 20, 2024[10] QIWI provided updates regarding the extension of the payment terms under the Transaction. On November 22, 2024 QIWI announced that the Board of Directors has authorized the extension of the payment terms for the second and third installments under the Transaction to May 31, 2025.[11]

Continuing operations 1H 2024 results

Following the sale of Russian assets, comparative historical data related to those assets has been reclassified to discontinued operations in order to conform to the current period’s presentation. Unless otherwise stated, the following discussion on operating and financial results of the Company refers to continuing operations.

Payment Volume and Net Revenue

Payment Volume was 57.0% lower YoY and amounted to USD 0.6 bn. due to the requirement to update technological solutions and secure new partners following the sale of the Russian business and the subsequent revocation of QIWI Bank's license.

Revenue and Net Revenue decreased by 45.6% YoY to USD 22,540 thsd. and by 32.3% YoY to USD 11,960 thsd. respectively mainly due to the decline in payment volume.

Net Revenue Yield was 68 bps higher YoY and amounted to 1.86% driven by the favorable mix effect resulting from a larger share of operations with higher margins.

3 https://qiwi.global/news-and-events/press-releases/4108587/

4 https://qiwi.global/news-and-events/press-releases/4108591/

5 https://qiwi.global/news-and-events/press-releases/4108595/

6 https://qiwi.global/news-and-events/press-releases/4108596/

7 https://qiwi.global/news-and-events/press-releases/4108597/

8 https://qiwi.global/news-and-events/press-releases/4108598/

9 https://qiwi.global/news-and-events/press-releases/4108590/

10 https://qiwi.global/news-and-events/press-releases/201611222/

11 https://qiwi.global/news-and-events/press-releases/4108599/

Operating expenses and other non-operating income and expensesi

	1H 2023	1H 2024
	USD thsd. (recalc.)[i]	USD thsd.	YoY
Operating expenses	(6,524)	(66,516)	919.6%
% of Net Revenue	(36.9)%	(556.2)%	(519.2	)p.p.
Selling, general and administrative expenses	(5,784)	(7,520)	30.0%
% of Net Revenue	(32.8)%	(62.9)%	(30.1	)p.p.
Personnel expenses	(6,894)	(6,112)	(11.3)%
% of Net Revenue	(39.0)%	(51.1)%	(12.1	)p.p.
Depreciation and amortization	(388)	(417)	7.5%
% of Net Revenue	(2.2)%	(3.5)%	(1.3	)p.p.
Credit loss (expense)/income	6,542	(52,467)	(902.0)%
% of Net Revenue	37.0%	(438.7)%	(475.7	)p.p.
Other non-operating income and expenses	13,311	8,055	(39.5)%
% of Net Revenue	75.4%	67.3%	(8.0	)p.p.
Share of loss of an associate	(561)	(1,728)	208.0%
% of Net Revenue	(3.2)%	(14.4)%	(11.3	)p.p.
Foreign exchange gain, net	10,568	8,519	(19.4)%
% of Net Revenue	59.8%	71.2%	11.4	p.p.
Other income and expenses, net	(2,490)	1,264	(150.8)%
% of Net Revenue	(14.1)%	10.6%	24.7	p.p.
Gain from disposal of subsidiary	5,794	-	-
% of Net Revenue	32.8%	-	-

(i) Amounts do not correspond with the previously presented due to change in presentation currency.

Operating expenses increased by 919.6% YoY to USD 66,516 thsd. primarily due to a credit loss expense of USD 52,467 thsd. resulting from the provision accrued in relation to receivables from the sale of the Russian business, according to the latest approved payment schedule, in the amount of USD 49,272 thsd. Consequently, operating expenses as a percentage of Net Revenue rose by 519.2 p.p. to 556.2%. In contrast, there was a gain of USD 6,542 thsd. in 1H 2023, resulting from the release of allowance for expected credit losses (ECL) on restricted cash accounts.

Selling, general and administrative expenses increased by 30.0% YoY to USD 7,520 thsd. and by 30.1 ppt YoY to 62.9% as a percentage of Net Revenue mainly driven by increased expenses on legal services and additional expenses on IT infrastructure.

Personnel expenses decreased by 11.3% YoY to USD 6,112 thsd. driven by cost optimization. Personnel expenses as a percentage of Net Revenue increased by 12.1 ppts to 51.1%.

Other non-operating income (net) amounted to USD 8,055 thsd. compared to USD 13,311 thsd. last year and included (i) share of loss of an associate in the amount of USD 1,728 thsd., (ii) the foreign exchange gain (net) of USD 8,519 thsd. associated with a portfolio of assets and liabilities in a foreign currency, and (iii) other income (net) of USD 1,264 thsd.

Profitability results

	1H 2023	1H 2024
	USD thsd. (recalc.)[i]	USD thsd.	YoY
Adjusted EBITDA	11,525	(4,867)	(142.2)%
Adjusted EBITDA margin, %	65.3%	(40.7)%	(106.0	)p.p.
Adjusted Net (Loss) / Profit	10,314	(5,656)	(154.8)%
Adjusted Net (loss) / profit margin, %	58.4%	(47.3)%	(105.7	)p.p.

(i) Amounts do not correspond with the previously presented due to change in presentation currency.

Adjusted EBITDA decreased by 142.2% YoY to USD (4,867) thsd. mainly due to (i) Net Revenue decline by 32.3% YoY, and (ii) an increase of operating expenses to support ongoing business activities and pilot new strategic initiatives. Adjusted EBITDA margin decreased by 106.0 ppts YoY to (40.7)% driven by the factors described above.

Adjusted Net loss was USD 5,656 thsd. compared to Adjusted Net profit of USD of 10,314 thsd. for 1H 2023. As a result, Adjusted Net loss margin deteriorated by 105.7 ppts YoY to (47.3)% primarily driven by an increase in operating and non-operating expenses.

AIX Listing and NASDAQ delisting

On September 6, 2024, American depositary shares (ADSs) of QIWI plc representing Class B ordinary shares in QIWI plc, each with a nominal value of EUR 0.0005 (ISIN: US74735M1080), have been added to the official list of the Astana International Exchange Ltd (AIX). Dealings for normal settlement in the ADSs commenced at the opening of trading hours on September 11, 2024, under the ticker “QIWI.” The Issuer was not offering any new ADSs or other securities in connection with this admission. The decision to submit an application for the admission of the Company’s ADSs to AIX demonstrates QIWI's commitment to safeguarding the interests of its ADS holders. This step follows a notice previously received from the NASDAQ Hearing Panel (Panel), which stated that the Panel had determined to delist the Company’s American Depositary Shares.

On September 16, 2024, the NASDAQ Stock Market LLC (the “NASDAQ” or the “Exchange”), has determined to remove from listing American Depositary Shares of QIWI plc, each representing one Class B ordinary share (“ADSs”), from the NASDAQ Stock Market LLC, effective at the opening of the trading session on September 16, 2024.

About QIWI plc.

QIWI Global is an innovative provider of cutting-edge fintech services. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to create adaptive fintech solutions that connect companies and millions of people in the changing world. We offer a wide range of payment and financial service products for merchants and B2C clients across various digital use-cases.

QIWI's American depositary shares are listed on the Astana International Exchange and Moscow Exchange (ticker: QIWI). For more information, visit qiwi.global.

Contact

Investor Relations

+357.25028091

ir@qiwi.global

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding QIWI’s current and future operations and financial condition, QIWI’s development plan post-restructuring and ability to enter into sufficient M&A deals, QIWI’s ability to receive the payment from the sale of its Russian assets and generate sufficient cash flow; and QIWI’s ability to implement its strategic initiatives in its countries of operations.

Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions in each of the international markets in which we operate, growth in each of our markets, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

QIWI plc.

Consolidated Statement of Financial Position

(in thousands of US Dollars)

	As of	As of
	December 31, 2023	June 30, 2024
	(recalc.*)	(unaudited)
	USD	USD
Assets
Non-current assets
Property and equipment	736	823
Goodwill and other intangible assets	1,015	800
Investments in associates	5,337	3,642
Long-term loans issued	46,885	45,521
Long-term receivables from sale of QIWI JSC	-	56,973
Deferred tax assets	323	546
Total non-current assets	54,296	108,305
Current assets
Trade and other receivables	23,191	24,312
Short-term receivables from sale of QIWI JSC	-	132,099
Short-term loans issued	2,330	6,833
Short-term debt securities and deposits	55,680	28,888
Other current assets	4,348	30,423
Cash and cash equivalents	81,393	86,487
Assets held for sale	1,141,667	-
Total current assets	1,308,609	309,042
Total assets	1,362,905	417,347
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	35	35
Additional paid-in capital	73,340	73,340
Share premium	255,220	255,220
Other reserves	45,851	48,990
Retained earnings	672,249	175,554
Translation reserve	(387,920)	(177,057)
Total equity attributable to equity holders of the parent	658,775	376,082
Non-controlling interests	7,948	-
Total equity	666,723	376,082
Non-current liabilities
Long-term debt	-	227
Long-term deferred income	4,170	3,582
Long-term lease liabilities	89	167
Deferred tax liabilities	847	842
Total non-current liabilities	5,106	4,818
Current liabilities
Trade and other payables	62,522	34,526
Short-term debt	2,765	216
Short-term lease liabilities	156	280
Other current liabilities	1,701	1,425
Liabilities directly associated with the assets classified as held for sale	623,932	-
Total current liabilities	691,076	36,447
Total equity and liabilities	1,362,905	417,347

*Amounts do not correspond with the previously presented due to change in presentation currency (please refer to Note 2.6).

QIWI plc.

Consolidated Statement of Comprehensive Income

(in thousands of US Dollars, except per share data)

	Six months ended
	June 30, 2023	June 30, 2024
	(recalc.*)	(unaudited)
	USD	USD
Continuing operations
Revenue:	41,464	22,540
Revenue from contracts with customers	38,653	16,571
Interest revenue calculated using the effective interest rate	2,293	5,278
Fees from inactive accounts and unclaimed payments	518	691
Operating costs and expenses:	(30,327)	(77,096)
Cost of revenue (exclusive of items shown separately below)	(23,803)	(10,580)
Selling, general and administrative expenses	(5,784)	(7,520)
Personnel expenses	(6,894)	(6,112)
Depreciation and amortization	(388)	(417)
Credit loss (expense)/income	6,542	(52,467)
(Loss)/profit from operations	11,137	(54,556)
Gain from disposal of subsidiary	5,794	-
Share of loss of an associate	(561)	(1,728)
Foreign exchange gain, net	10,568	8,519
Interest income and expenses, net	(6)	13,247
Other income and expenses, net	(2,490)	1,264
(Loss)/profit before tax from continuing operations	24,442	(33,254)
Income tax expense	(1,356)	(1,356)
Net (loss)/profit from continuing operations	23,086	(34,610)

Discontinued operations
(Loss)/Profit after tax from discontinued operations	100,128	(462,085)
Net (loss)/profit for the period	123,214	(496,695)
Attributable to:
Equity holders of the parent	118,999	(496,695)
Non-controlling interests	4,215	-

Other comprehensive (loss)/income
Other comprehensive (loss)/income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(168,885)	(661)
Net gain/(loss) recycled to profit or loss upon disposal	(5,731)	211,524
Debt securities at fair value through other comprehensive
income (FVOCI):
Net loss arising during the period, net of tax	(767)	(15)
Net gain/(loss) recycled to profit or loss upon disposal	(209)	3,121
Share of other comprehensive income/(loss) of an associate	(3)	33
Total other comprehensive income/(loss), net of tax	(175,595)	214,002
Total comprehensive loss for the period, net of tax	(52,381)	(282,693)
Attributable to:
Equity holders of the parent	(54,331)	(282,693)
Non-controlling interests	1,950	-

(Loss)/Earnings per share:
Basic, (loss)/earnings attributable to ordinary equity holders of the parent	1.90	(7.92)
Diluted, (loss)/earnings attributable to ordinary equity holders of the parent	1.90	(7.92)
Earnings/(loss) per share from continuing operations
Basic, (loss)/profit from continuing operations attributable to ordinary equity holders of the parent	0.37	(0.55)
Diluted, (loss)/profit from continuing operations attributable to ordinary equity holders of the parent	0.37	(0.55)

*Amounts do not correspond with the previously presented due to change in presentation currency (please refer to Notes 2.6 and 4).

QIWI plc.

Consolidated Statement of Cash Flows

(in thousands of US Dollars)

	Six months ended
	June 30, 2023	June 30, 2024
	(recalc.*)	(unaudited)
	USD	USD
Operating activities
(Loss)/Profit before tax	146,652	(493,470)
Adjustments to reconcile profit before tax to net cash flows generated from operating activities:
Depreciation and amortization	7,997	417
Foreign exchange gain, net	(27,500)	(8,654)
Interest income, net	(45,450)	(23,873)
Credit loss expense	4,229	51,954
Share of loss of an associate	561	1,728
Loss/(gain) from disposal of subsidiary	(5,794)	469,702
Other	3,132	1
Changes in operating assets and liabilities:
Decrease in trade and other receivables	61,210	48,186
(Increase)/decrease in other assets	16,127	(2,406)
(Increase)/decrease in customer accounts and amounts due to banks	61,212	(10,435)
Decrease in trade and other payables and accruals	(65,018)	(87,337)
Decrease/(increase) in other liabilities	(13,015)	61
Decrease/(increase) in loans issued from banking operation	(27,654)	443
Cash (used in)/generated from operations	116,689	(53,683)
Interest received	53,659	6,681
Interest paid	(2,578)	(2,745)
Income tax paid	(32,513)	(2,860)
Net cash flow (used in)/generated from operating activities	135,257	(52,607)
Investing activities
Cash used in business combinations	(527)	–
Cash paid for investments in associates	(3,749)	–
Disposal of discontinued operation, net of cash disposed of	–	(328,569)
Purchase of property and equipment	(4,447)	(21)
Purchase of intangible assets	(1,729)	–
Proceeds from sale of fixed and intangible assets	239	–
Loans issued	(246)	(276)
Repayment of loans issued	819	10,178
Purchase of debt securities	(250,099)	(40,627)
Proceeds from sale and redemption of debt instruments	42,064	76,758
Net cash flow used in investing activities	(217,675)	(282,557)
Financing activities	-	-
Repayment of debt	(2,098)	(3,237)
Proceeds from borrowings	–	549
Payment of principal portion of lease liabilities	(1,838)	–
Dividends paid to non-controlling shareholders	(2,782)	–
Transactions with non-controlling interests	(3,801)	–
Net cash flow used in financing activities	(10,519)	(2,688)
Effect of exchange rate changes on cash and cash equivalents	(127,148)	(422)
Net decrease in cash and cash equivalents	(220,085)	(338,274)
Cash and cash equivalents at the beginning of the period	674,768	424,761
Cash and cash equivalents at the end of the period	454,683	86,487

*Amounts do not correspond with the previously presented due to change in presentation currency (please refer to Note 2.6).

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net (Loss) / Profit, Adjusted Net (Loss) / Profit margin, which are non-IFRS financial measures. These non-IFRS financial measures should not be considered as substitutes for or superior to revenue, in the case of Net Revenue; Net (Loss) / Profit, in the case of Adjusted EBITDA, Adjusted Net (Loss) / Profit each prepared in accordance with IFRS.

Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net (Loss) / Profit and Adjusted Net (Loss) / Profit margin, including a quantitative reconciliation of Adjusted EBITDA and Adjusted Net (Loss) / Profit to the most directly comparable IFRS financial performance measures, which is Net (Loss) / Profit in the case of Adjusted EBITDA and Adjusted Net (Loss) / Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

We define non-IFRS financial measures as follows:

Net Revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis.

Adjusted EBITDA from continuing operations is a key measure used by management as a supplemental performance measure that facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures, changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency, tax positions, the age and book depreciation of property and equipment, non-cash charges, and certain one-off income and expenses. Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control. Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

Adjusted Net (Loss) / Profit from continuing operations is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net (Loss) / Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring and one-off items or items that are not core to our operations. For example, loss on disposals of subsidiaries and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments recorded on business combinations and their amortization, impairment of non-current assets and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

•	“Net Revenue” is calculated by subtracting cost of revenue from revenue.

•	“Adjusted EBITDA from continuing operations” is a key measure used by management as a supplemental performance measure that facilitates as Net (loss) / profit from continuing operations plus/(less): (1) depreciation and amortization, (2) other (income) and expenses, net, (3) foreign exchange (gain), net, (4) share of loss of an associate, (5) interest (income) and expenses, net, (6) income tax expense, 7) loss/(gain) from disposal of subsidiary, (8) provision accrued in relation to receivables from the sale of the Russian business, according to the latest approved payment schedule.

•	“Adjusted Net (loss) / profit from continuing operations” as Net (loss) / profit from continuing operations plus/(less): (1) fair value adjustments recorded on business combinations and their amortization, (2) interest income under the effective interest method on receivables from sale of QIWI JSC, (3) loss on modification of receivables from sale of QIWI JSC, (4) loss/(gain) from disposal of subsidiary, (5) provision accrued in relation to receivables from the sale of the Russian business, according to the latest approved payment schedule, (6) foreign exchange (gain), net.

•	“Adjusted EBITDA Margin from continuing operations” as Adjusted EBITDA from continuing operations divided by Net Revenue.

•	“Adjusted Net (loss) / profit Margin from continuing operations” as Adjusted Net (loss) / profit from continuing operations divided by Net Revenue.

Payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability.

Net revenue yield. We calculate Net Revenue yield by dividing Net revenue by the Payment volume. The Net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process.

As a result of Russian business disposal, the Group has changed the composition of its operating segment, which resulted in a change in reportable segment. The major part of reported revenue and profit or loss from continuing operations relates to payment services. Therefore, management identified one segment – Payment Services. Starting from January 2024 CODM (the Chief executive officer (CEO) of the Group is considered as the chief operating decision maker of the Group) has been monitoring performance within one segment for making operating decision. Accordingly, the Group has restated the previously reported segment information for six months ended 30 June. Payment Services (PS) is the operating segment that generates revenue through operations of the payment processing system offered to the Group’s customers through a diverse range of channels and interfaces. All corporate expenses were allocated to this segment accordingly.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in thousands of US Dollars, except per share data)

	Six months ended
	June 30, 2023	June 30, 2024
	(recalc.*)	(unaudited)
	USD	USD
Continuing operations
Revenue	41,464	22,540
Minus: Cost of revenue	(23,803)	(10,580)
Total Net Revenue from continuing operations	17,661	11,960
Net (loss)/profit from continuing operations	23,086	(34,610)
Plus:
Depreciation and amortization	388	417
Other (income) and expenses, net	2,490	(1,264)
Foreign exchange gain, net	(10,568)	(8,519)
Share of loss of an associate	561	1,728
Interest (income) and expenses, net	6	(13,247)
Income tax expense	1,356	1,356
Gain from disposal of subsidiary	(5,794)	-
Provision accrued in relation to receivables from the sale of the Russian business	-	49,272
Adjusted EBITDA from continuing operations	11,525	(4,867)
Adjusted EBITDA margin	65.3%	(40.7)%
Net (loss)/profit from continuing operations	23,086	(34,610)
Plus:
Fair value adjustments recorded on business combinations, and their amortization	3,590	1,417
Interest income under the effective interest method on receivables from sale of QIWI JSC	-	(15,660)
Loss on modification of receivables from sale of QIWI JSC	-	2,444
Gain from disposal of subsidiary	(5,794)	-
Provision accrued in relation to receivables from the sale of the Russian business	-	49,272
Foreign exchange gain, net	(10,568)	(8,519)
Adjusted Net (Loss)/Profit from continuing operations	10,314	(5,656)

*Amounts do not correspond with the previously presented due to change in presentation currency (please refer to Note 2).